SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

HEALTHCARE TRUST OF AMERICA, INC.

(Name of Subject Company)

HEALTHCARE TRUST OF AMERICA, INC.

(Name of Person Filing Statement)

COMMON STOCK

(Title of Class of Securities)

NONE OR UNKNOWN

(CUSIP Number of Class of Securities)

Scott D. Peters

Chief Executive Officer, President and Chairman

Healthcare Trust of America, Inc.

16435 North Scottsdale Road, Suite 320

Scottsdale, Arizona 85254

(480) 998-3478

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person Filing Statement)

Copy to:

Peter T. Healy, Esq.

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, CA 94111

(415) 984-8700

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

INTRODUCTION

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the offer (the “Offer”) by CMG Legacy Income Fund, LLC, CMG Income Fund II, LLC, CMG Legacy Growth Fund, LLC, CMG Acquisition Co., LLC and CMG Partners, LLC (collectively the “Purchasers”) to purchase up to 1,000,000 shares of common stock (the “Shares”) in Healthcare Trust of America, Inc., a Maryland corporation and the subject company (“HTA”), at a purchase price equal to $6.00 per Share, upon the terms and subject to the conditions set forth in the Purchasers’ Tender Offer Statement on Schedule TO (together with the exhibits thereto, the “Schedule TO”), filed with the Securities and Exchange Commission (the “SEC”) on March 28, 2012. As discussed further below, the Board of Directors of HTA (the “Board”) recommends that the holders of the Shares (the “Stockholders”) reject the Offer and not tender their Shares for purchase pursuant to the Offer.

Item 1. Subject Company Information

HTA’s name, and the address and telephone number of its principal executive offices, are as follows:

Healthcare Trust of America, Inc.

16435 North Scottsdale Road, Suite 320

Scottsdale, Arizona 85254

(480) 998-3478

The title of the class of equity securities to which this Schedule 14D-9 relates is HTA’s common stock, of which there were 229,502,006 outstanding as of the date of this Schedule 14D-9.

Item 2. Identity and Background of Filing Person

HTA is the person filing this Schedule 14D-9. HTA’s name, address and business telephone number are set forth in Item 1 above, which information is incorporated herein by reference.

This Schedule 14D-9 relates to the tender offer by the Purchasers pursuant to which the Purchasers have offered to purchase, subject to certain terms and conditions, up to 1,000,000 Shares at a purchase price equal to $6.00 per Share (the “Offer Price”). The Offer is on the terms and subject to the conditions described in the Schedule TO. Unless the Offer is extended, it will expire on May 4, 2012. According to the Schedule TO, the business address and telephone number of the Purchasers is 1000 2nd Ave, Ste 3950, Seattle, Washington 98104-1075, (206) 340-2280.

Item 3. Past Contacts, Transactions, Negotiations and Agreements

As of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between HTA or its affiliates and the Purchasers and their executive officers, directors, or affiliates. In addition, as of the date of this Schedule 14D-9, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between HTA or its affiliates and the executive officers, directors, or affiliates of HTA, except for agreements, arrangements or understandings and actual or potential conflicts of interest discussed in the sections entitled “Certain Relationships and Related Party Transactions,” “Compensation of Directors and Executive Officers,” and “Security Ownership of Certain Beneficial Owners and Management” in HTA’s proxy statement on Schedule 14A, filed with the SEC on September 20, 2011 (the “Proxy Statement”) and incorporated herein by reference.

The section of the Proxy Statement entitled “Compensation of Directors and Executive Officers” describes existing employment and compensation arrangements that certain executive officers of HTA have or are expected to enter into with HTA, along with certain direct and indirect financial arrangements involving HTA, the Board, and certain executive officers of HTA, including, without limitation, HTA’s current compensation programs for such executive officers. The section of the Proxy Statement entitled “Security Ownership of Certain Beneficial Owners and Management” summarizes the Shares currently beneficially owned by directors and executive officers of HTA, but without giving effect to any subsequent public offering.

Item 4. The Solicitation or Recommendation

(a) Solicitation or Recommendation.

The Board thoroughly evaluated and assessed the terms of the Offer together with its outside advisors, and has determined that the Offer is not in the best interests of the Stockholders of HTA.

Accordingly, the Board recommends that the Stockholders reject the Offer and not tender their Shares for purchase pursuant to the Offer.

The Board acknowledges that each Stockholder of HTA must evaluate whether to tender its Shares to the Purchasers pursuant to the Offer and that an individual Stockholder may determine to tender based on, among other things, its individual liquidity needs.

(b) Background.

The Purchasers commenced the Offer on March 28, 2012 at a purchase price equal to the Offer Price. The Purchasers included disclosure in the Schedule TO that the Purchasers are making the Offer for investment purposes and with the intention of making a profit from the ownership of the Shares, and that in establishing the purchase price per Share, the Purchasers are motivated to establish the lowest price which might be acceptable to Shareholders consistent with the Purchasers’ objectives.

The Board believes that the Offer is an opportunistic attempt to deprive the Stockholders of HTA who tender Shares in the Offer of the potential opportunity to realize a greater long-term value of their investment in HTA.

(c) Reasons for the Recommendation.

In reaching the conclusions and in making the recommendation described above, the Board: (i) reviewed the terms and conditions of the Offer; (ii) consulted with HTA’s outside advisors; (iii) considered other information relating to HTA’s historical financial performance, portfolio of assets, and future opportunities; and (iv) evaluated various relevant and material factors in light of the Board’s knowledge of HTA’s business, financial condition, portfolio of assets, and its future prospects.

The reasons for the Board’s recommendation include, without limitation, the following:

•	the Board’s belief that the value of each Share is significantly in excess of the Offer Price;

•

the Board’s belief that, given the timing of the Offer and the Offer Price, the Offer represents an opportunistic attempt to deprive the Stockholders who tender Shares in the Offer of the potential opportunity to realize a greater long-term value of their investment in HTA; however, there can be no assurance as to the actual long term value of the Shares as such value is dependent on a number of factors, including general economic conditions and the other factors discussed in Item 8 “Additional Information” below;

•	the Board’s knowledge of HTA’s assets and belief in their potential value;

•

discussions with HTA’s advisors, including, prior to the Offer, in connection with the preparation of HTA’s audited financial statements, discussions with independent appraisers of certain of HTA’s assets; and

•	the fact that Stockholders of HTA who tender Shares in the Offer will not receive any distributions that HTA may make in the future.

In view of the number of reasons and complexity of these matters, the Board did not find it practicable to, nor did it attempt to, quantify, rank or otherwise assign relative weight to the specific reasons considered.

In light of the reasons considered above, the Board has determined that the Offer is not in the best interests of the Stockholders. Accordingly, the Board recommends that the Stockholders reject the Offer and not tender their Shares to the Purchasers for purchase pursuant to the Offer. The Board acknowledges that each Stockholder must evaluate whether to tender its Shares to the Purchasers pursuant to the Offer and that an individual Stockholder may determine to tender based on, among other things, its individual liquidity needs.

(d) Intent to Tender.

As of March 28, 2012, the executive officers of HTA as a group, beneficially own, individually and in the aggregate, less than 1% of the outstanding Shares in HTA. The executive officers of HTA are entitled to participate in the Offer on the same basis as other Stockholders; however, all of such executive officers have advised HTA that they do not intend to tender any of their Shares in the Offer (including Shares they are deemed to beneficially own). To the knowledge of the Board on behalf of HTA, none of HTA’s subsidiaries or other affiliates currently intends to tender Shares held of record or beneficially by such person for purchase pursuant to the Offer.

Item 5. Person/Assets Retained, Employed, Compensated or Used

Not applicable.

Item 6. Interest in Securities of the Subject Company

During the past 60 days, no transactions with respect to the Shares have been effected by HTA or, to the knowledge of the Board on behalf of HTA, by any of its executive officers, directors, affiliates, or subsidiaries.

Item 7. Purposes of the Transaction and Plans or Proposals

HTA has not undertaken and is not engaged in any negotiations in response to the Offer which relate to: (i) a tender offer or other acquisition of HTA’s securities by HTA, any of its subsidiaries, or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation involving HTA or any of its subsidiaries; (iii) a purchase, sale, or transfer of a material amount of assets of HTA or any of its subsidiaries; or (iv) any material change in the present distribution rate or policy, or indebtedness or capitalization of HTA. In addition, there is no transaction, board resolution, agreement in principle, or signed contract in response to the Offer that relates to or would result in one or more of the foregoing matters.

Item 8. Additional Information

This Schedule 14D-9 contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events, or trends and similar expressions concerning matters that are not historical facts. In some cases, readers can identify forward looking statements by terms such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “likely,” “may,” “plan,” “potential,” “should,” and “would” or the negative of these terms or other comparable terminology.

The forward-looking statements are based on HTA’s beliefs, assumptions, and expectations of its future performance, taking into account all information currently available to it. These beliefs, assumptions, and expectations can change as a result of many possible events or factors, not all of which are known to HTA or within its control. If a change occurs, HTA’s business, financial condition, liquidity, and results of operations may vary materially from those expressed in its forward-looking statements. Readers should carefully consider these risks, along with the following factors that could cause actual results to vary from HTA’s forward-looking statements:

•	changes in economic conditions affecting the healthcare property sector, the commercial real estate market and the credit market;

•	competition for acquisition of medical office buildings and other facilities that serve the healthcare industry;

•	economic fluctuations in certain states in which our property investments are geographically concentrated;

•	retention of our senior management team;

•	financial stability and solvency of our tenants;

•	the supply and demand for operating properties in the market areas in which we operate;

•	our ability to acquire and timely develop real properties, and to successfully operate those properties once acquired;

•	changes in property taxes;

•	legislative and regulatory changes, including changes to laws governing the taxation of REITs and changes to laws governing the healthcare industry;

•	fluctuations in reimbursements from third party payors such as Medicare and Medicaid;

•	delays in liquidating defaulted mortgage loan investments;

•	changes in interest rates;

•	the availability of capital and financing;

•	restrictive covenants in our credit facilities;

•	changes in our credit ratings; and

•	our ability to remain qualified as a REIT.

Except as required by Rule 14d-9(c) under the Securities Exchange Act of 1934, as amended, HTA undertakes no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. In light of these risks, uncertainties, and assumptions, the events described by HTA’s forward-looking statements might not occur. HTA qualifies any and all of its forward-looking statements by these cautionary factors and readers should keep this cautionary note in mind as they read this Schedule 14D-9 and the documents incorporated by reference herein.

In addition to the foregoing, HTA faces certain additional risks as described more fully in the section entitled “Item 1A. Risk Factors” in the Annual Report on Form 10-K filed by HTA with the SEC on March 25, 2011, and the Quarterly Reports on

Form 10-Q filed by HTA with the SEC on May 16, 2011, August 15, 2011 and November 14, 2011, which sections are incorporated herein by reference.

Item 9. Exhibits

Exhibit No.	Document

(e)(1)	Excerpts from HTA’s proxy statement on Schedule 14, filed with the SEC on September 20, 2011.*

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by HTA with the SEC on March 25, 2011.*

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by HTA with the SEC on May 16, 2011.*

(e)(4)	Excerpts from the Quarterly Report on Form 10-Q filed by HTA with the SEC on August 15, 2011.*

(e)(5)	Excerpts from the Quarterly Report on Form 10-Q filed by HTA with the SEC on November 14, 2011.*

*	Incorporated by reference as provided in Items 3 and 8 hereof.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

HEALTHCARE TRUST OF AMERICA, INC.

By:	/s/ Scott D. Peters
Scott D. Peters
Chief Executive Officer, President and Chairman of the Board

INDEX TO EXHIBITS

Exhibit No.	Document

(e)(1)	Excerpts from HTA’s proxy statement on Schedule 14, filed with the SEC on September 20, 2011.*

(e)(2)	Excerpts from the Annual Report on Form 10-K filed by HTA with the SEC on March 25, 2011.*

(e)(3)	Excerpts from the Quarterly Report on Form 10-Q filed by HTA with the SEC on May 16, 2011.*

(e)(4)	Excerpts from the Quarterly Report on Form 10-Q filed by HTA with the SEC on August 15, 2011.*

(e)(5)	Excerpts from the Quarterly Report on Form 10-Q filed by HTA with the SEC on November 14, 2011.*

*	Incorporated by reference as provided in Items 3 and 8 hereof.